Independent Auditors' Report



To the Board of Trustees of The Dreyfus/Laurel Tax-Free Municipal Funds and Securities and Exchange Commission:

We have examined management's assertion about The Dreyfus/Laurel Tax-Free Municipal Funds (constituting the Dreyfus Premier Limited Term Massachusetts Municipal Fund, Dreyfus Premier Limited Term Municipal Fund, Dreyfus BASIC New York Municipal Money Market Fund, Dreyfus BASIC California Municipal Money Market Fund, and Dreyfus BASIC Massachusetts Municipal Money Market
Fund) (the "Funds") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of October 31, 2000 included in the accompanying Management Statement
Regarding Compliance with Certain Provisions of the Investment Company
Act of 1940. Management is responsible for the Funds' compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Funds' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Funds' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of October 31, 2000 and for the period from August 31, 2000 (the date of our last examination) through October 31, 2000, with respect to security transactions, without prior notice to management:

* Count and inspection of all securities located in the Mellon Trust - Global Trust Services ("Mellon Trust") vault at 120 Broadway, New York, New York as of October 31, 2000;

* Review of Mellon Trust's systems of reconciliation and control including their reconciliations with The Federal Reserve Bank of Boston, Depository Trust Company, Participant Trust Company and other depositories/intermediaries, as well as their reconciliation of these holdings with customers' positions. Such review included analysis and testing of a sample of reconciling items;

* Agreement of pending trade activity for the Funds' as of October 31, 2000 to its corresponding subsequent bank statement;

* Review of the investment account and supporting records of the Funds, including tests of security transactions since our last report, on a test basis.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds' compliance with specified requirements.

In our opinion, management's assertion that The Dreyfus/Laurel Tax-Free Municipal Funds were in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2000 with respect to securities reflected in the investment account of the Funds' is fairly stated, in all material respects.

This report is intended solely for the information and use of management of The Dreyfus/Laurel Tax-Free Municipal Funds and the Securities and Exchange Commission and should not be used by anyone other than these specified parties.


KPMG LLP
January 24, 2001




Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

We, as members of management of The Dreyfus/Laurel Tax-Free Municipal Funds (constituting the Dreyfus Premier Limited Term Massachusetts Municipal Fund, Dreyfus Premier Limited Term Municipal Fund, Dreyfus BASIC New York Municipal Money Market Fund, Dreyfus BASIC California Municipal Money Market Fund, and Dreyfus BASIC Massachusetts Municipal Money Market Fund) (the "Funds"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2000 and for the period from August 31, 2000 (date of your last examination) through October 31, 2000.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2000 and for the period from August 31, 2000 (date of your last examination) through October 31, 2000, with respect to securities reflected in the investment accounts of the Funds.

The Dreyfus/Laurel Tax-Free Municipal Funds




Stephen E. Canter
Chief Operating Officer